CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 25th 2008

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited is furnishing under cover of Form 6-K an announcement dated March 25th 2008 relating to the signing of a Memorandum of Understanding by the Company, Singapore’s MobileOne Ltd. and StarHub Ltd. on March 20th 2008 in connection with the joint formation of a consortium for the purpose of submitting a bid that will meet all the criteria for the Infocomm Development Authority of Singapore’s Request-for-Proposal for the Network Company.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: March 25th, 2008

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

MEMORANDUM OF UNDERSTANDING

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Board is pleased to announce that on 20 March 2008, the Company entered into a memorandum of understanding with Singapore’s MobileOne Ltd. and StarHub Ltd. to jointly form a consortium for the purpose of submitting a bid to build Singapore’s Next Generation National Broadband Network that will meet all the criteria for the Infocomm Development Authority of Singapore’s Request-for-Proposal for the Network Company (the “Proposed Bid”).

Shareholders of the Company and/or investors should note that the Proposed Bid may or may not be materialized, as discussions among the parties are still in progress. Accordingly, shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) is pleased to announce that on 20 March 2008, the Company entered into a memorandum of understanding with Singapore’s MobileOne Ltd. and StarHub Ltd. to jointly form a consortium to design, build and operate the passive infrastructure network capable of delivering ultra high broadband speeds for Singapore. The consortium will jointly submit a bid to build Singapore’s Next Generation National Broadband Network (the “SNGNBN”) that will meet all the criteria for the Infocomm Development Authority of Singapore’s Request-for-Proposal for the Network Company (the “Proposed Bid”).

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The SNGNBN is part of Singapore’s Next Generation National Infocomm Infrastructure (Next Gen NII), formed to entrench Singapore’s Infocomm hub status and open the doors to new business and social growth for the country. Next Gen NII comprises complementary wired and wireless networks to ensure Singaporeans enjoy seamless connectivity.

If the Proposed Bid is materialized and awarded, it may constitute a notifiable transaction on the part of the Company. Further announcement(s) in respect of the Proposed Bid will be made by the Company in compliance with the Listing Rules in the event that any formal agreement has been signed.

Shareholders of the Company and/or investors should note that the Proposed Bid may or may not be materialized, as discussions among the parties are still in progress. Accordingly, shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 25th March 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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